Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 T +1 212 918 3000 F +1 212 918 3100 www.hoganlovells.com

September 29, 2016

VIA EDGAR AND COURIER

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Easterly Acquisition Corp.

Registration Statement on Form S-4

Filed July 20, 2016

File No. 333-212590

Dear Ms. Long:

On behalf of Easterly Acquisition Corp. (“Easterly” or the “Company”), set forth below is Easterly’s response to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated August 16, 2016, relating to Easterly’s Registration Statement on Form S-4 (the “Registration Statement”). For ease of reference, the Staff’s comments are set forth below in italic type immediately before the Company’s response. Where indicated below, we have included changes to the disclosure in Amendment No. 1 to the Registration Statement, which we are filing contemporaneously with this response letter. Unless otherwise indicated, all references to page numbers in the responses below refer to page numbers in the joint proxy and consent solicitation statement/prospectus, as revised in connection with the Company’s filing of Amendment No. 1 to the Registration Statement. References to “Sungevity” refer to Sungevity, Inc.

Form S-4 Filed July 20, 2016

General

1.	Please file a proxy card marked as “preliminary” with your next amendment.

Response: The Company has filed the preliminary proxy card as Exhibit 99.1.

2.	Please consider the guidance provided in CF Disclosure Guidance Topic No. 2: Cybersecurity (October 13, 2011) when revising your disclosure in response to these comments. We note the disclosure on page 58 related to the theft of personal information.

Response: The Company has revised its disclosure on page 63 in response to the Staff’s comment.

Pamela Long

U.S. Securities and Exchange Commission

September 29, 2016

Frequently Asked Questions About the Business Combination .. . ., page 6

About the Business Combination, page 6

Q. What happens to the capital stock of Easterly in the Merger, page 7

3.	Please revise your disclosure to clarify, if true, that the numbers in the answer assume the separation of the Easterly units into their components referenced on the cover page of your proxy statement.

Response: The Company has revised the disclosure on pages 7 and 8 in response to the Staff’s comment.

Summary of the Joint Proxy and Consent Solicitation Statement/Prospectus, page 29

4.	Please revise your disclosure in the italicized paragraphs to address any assumptions related to the separation of the Easterly units into their components.

Response: The Company has revised the disclosure on page 29 in response to the Staff’s comment.

Sungevity, page 29

5.	Please provide some additional context and clarity in the Summary regarding your operations and relationships with customers and partners, so that investors who may be unfamiliar with your business model will better understand the more detailed information elsewhere in your prospectus, including a succinct discussion of how you generate revenue.

Response: The Company has revised the disclosure on page 30 in response to the Staff’s comment.

Sungevity Consent Solicitation, page 36

6.	Please revise your disclosure to clarify whether the consents sought from the preferred stockholders are advisory only. Please make corresponding revisions throughout your joint proxy and consent solicitation/prospectus where applicable.

Response: The Company has revised the disclosures on pages 24, 36 and 90 in response to the Staff’s comment.

Comparative Per Share Data, page 42

7.	Please also provide the equivalent pro forma per share data required by Item 3(f) of Part I.A. of the Form S-4.

Response: The Company has revised the disclosure on pages 43 through 46 in response to the Staff’s comment.

Pamela Long

U.S. Securities and Exchange Commission

September 29, 2016

Risk Factors Relating to Sungevity’s Business, page 43

8.	Please revise your disclosure throughout your risk factor section to delete the phrase “not exhaustive” and revise your disclosure to make clear to investors that all material risks are disclosed.

Response: The Company has revised the disclosures on page 47 in response to the Staff’s comment.

The JOBS Act permits “emerging growth companies” like Easterly . . ., page 76

9.	Please revise this risk factor to address the risk that, as a result of the election to take advantage of certain exemptions under the JOBS Act, the financial statements of Easterly and the post-Merger company may not be comparable to companies that comply with public company effective dates for new reporting requirements.

Response: The Company has revised the disclosure on page 83 in response to the Staff’s comment.

Background of the Business Combination, page 102

10.	Please revise your disclosure to elaborate on the “various sources” of financing that were considered by Sungevity’s board of directors on March 30, 2016.

Response: The Company has revised the disclosure on pages 32 and 110 in response to the Staff’s comment.

11.	Please revise your disclosure regarding the time period between April 6, 2016 and April 19, 2016 to elaborate on the “conditions in the public markets and the solar sector” and the “recent fundraising efforts.”

Response: The Company has revised the disclosure on page 111 in response to the Staff’s comment.

12.	Please revise your disclosure to discuss in more detail the “other financing options” Sungevity’s board of directors discussed on April 19, 2016.

Response: The Company has revised the disclosure on page 111 in response to the Staff’s comment.

13.	Please elaborate on the “certain changes” that Sungevity sent to Easterly on April 19, 2016.

Response: The Company has revised the disclosure on page 111 in response to the Staff’s comment.

14.	Please revise your disclosure to discuss the “financing alternatives” that Sungevity’s board of directors discussed on May 18, 2016.

Response: The Company has revised the disclosure on page 112 in response to the Staff’s comment.

15.	Please expand your disclosure to elaborate on the “requested changes” Sungevity sent Easterly on May 24, 2016. Please also address, if applicable, whether the changes were requested by the stockholders.

Response: The Company has revised the disclosure on page 112 in response to the Staff’s comment.

Pamela Long

U.S. Securities and Exchange Commission

September 29, 2016

Certain Company Projected Financial Information, page 113

16.	We note your statement that none of the prospective financial information should be relied upon and readers of the joint proxy and consent solicitation statement/prospectus are cautioned not to rely on the prospective financial information. Please note that information you have provided must have a reasonable basis and investors are entitled to rely upon public disclosure. Please revise to remove the implication that none of the parties have any responsibility to investors for the information.

Response: The Company has revised the disclosure on page 121 in response to the Staff’s comment.

Material U.S. Federal Income Tax Considerations, page 121

U.S. Federal Income Tax Considerations to U.S. Sungevity Holders, page 124

17.	Please revise your disclosure to address the degree of uncertainty surrounding Orrick, Herrington & Sutcliffe LLP’s inability to provide a “will” opinion. Please also state which position Sungevity intends to take if challenged by the IRS. See Section III.C.3 of Staff Legal Bulletin No. 19.

Response: The Company has revised the disclosure on pages 131 and 132 in response to the Staff’s comment.

18.	Please revise the Risk Factor section to include appropriate disclosure setting forth the risks of uncertain tax treatment to investors. See Section III.C.3 of Staff Legal Bulletin No. 19.

Response: The Company has added an additional risk factor on page 66 to disclose the risks of uncertain tax treatment to investors.

Information About Sungevity, page 145

Marketing and Customer Acquisition, page 155

19.	We note your disclosure regarding your average net promoter score of 65. Please expand your disclosure to describe generally average net promoter scores so investors can better understand its significance.

Response: The Company has revised the disclosure on page 163 in response to the Staff’s comment.

Intellectual Property, page 164

20.	Please expand your disclosure to discuss the duration of your patents. See Item 101(c)(1)(iv) of Regulation S-K.

Response: The Company has revised the disclosure on page 173 in response to the Staff’s comment.

Pamela Long

U.S. Securities and Exchange Commission

September 29, 2016

Sungevity Management’s Discussion and Analysis Liquidity and Capital Resources, page 184

21.	Please clarify in your disclosures whether there are any amounts available to borrow under your financing arrangements as of the latest balance sheet date. In terms of your master sales agreements, please also disclose whether your current partners are committed to purchasing a certain amount of systems and how much of that commitment is remaining as of the latest balance sheet date. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Response: The Company has revised the disclosure on page 196 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Information, page 202

22.	We note that one of the proposals being voted on is to effect a two-for-three reverse stock split of all of the outstanding shares of Easterly common stock. Please tell us what consideration was given to reflecting the reverse stock split in your pro forma financial information.

Response: We respectfully advise the Staff that because the reverse stock split is subject to the vote of the stockholders and may not occur, if at all, until after the closing of the merger transaction, the Company believed it is not appropriate to include the reverse stock split in the pro forma presentation of the financials. The pro forma financial information is based on factually supportable transactions and the uncertainty of the timing and effectiveness of the reverse stock split would not make the inclusion of the stock split in the pro forma financial statements useful to the investors. Furthermore, the reverse stock split is independent of the merger transaction and not otherwise related to the merger transaction. The reverse stock split is not a condition to closing of the merger transaction.

23.	Adjustment (c) to the pro forma balance sheet includes multiple components. Please expand your disclosures to show how you arrived at the net impact of these components on common stock and additional paid-in capital.

Response: The Company has revised the disclosure on pages 217 and 218 in response to the Staff’s comment.

24.	Please expand your discussion to adjustment (g) to discuss how you intend to account for the 700,000 shares of Easterly common stock to be issued to certain employees at the closing of the merger pursuant to ASC 805. Refer to ASC 805-30-55-6 through 55-13.

Response: The Company has revised the disclosure on page 218 in response to the Staff’s comment.

25.	For adjustment (k), please advise why the number of weighted average shares used to compute net loss per share on the face of the pro forma statements of operations is not the same as the number of shares included in the note to adjustment (k).

Response: The Company has revised the disclosure on pages 220 through 222 in response to the Staff’s comment.

Financial Statements

General

26.	Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

Response: The Company has updated its financial statements and corresponding financial information in response to the Staff’s comment.

Pamela Long

U.S. Securities and Exchange Commission

September 29, 2016

27.	Pursuant to Item 17 of the Part I.C. of the Form S-4, please tell us how you determined that statements of income for only the two most recent years rather than three recent years needed to be provided for Sungevity, Inc.

Response: Sungevity meets the criteria under the JOBS Act to be an emerging growth company (an “EGC”), and the post-merger company would also meet the criteria to be an EGC under Section 10120.2 of the Securities and Exchange Commission’s Division of Corporation Finance Financial Reporting Manual (the “FRM”). As a result, the Company believes that Sungevity only needs to provide statements of income for the two most recent years, consistent with the scaled disclosure permitted for EGCs under the JOBS Act.

In addition, the presentation of two fiscal years of audited statements of income is consistent with the numerous accommodations the Staff has made in the past for target company financial statements by EGCs in the non-reverse acquisition context, including in JOBS Act Frequently Asked Questions, Generally Applicable Questions on Title I of the JOBS Act, FAQ 45 (accessed at https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm) and FRM Sections 10220.1(c) and 10220.6. The Company believes that equivalent treatment is appropriate for an EGC in the reverse acquisition context. In particular, the Company notes that it is only required to present audited statements of income for the period from April 29, 2015 (Inception) through December 31, 2015.

Financial Statements for Sungevity, Inc.

Consolidated Balance Sheets, page F-32

28.	Please confirm and correspondingly clarify in your disclosures that the amounts reported on the balance sheet date at the end of each period is at least equal to the redemption amount. Refer to ASC 480-10-S99-3A.

Response: Sungevity currently believes that it is not probable that the convertible redeemable preferred stock will become redeemable. Therefore, the Company has not adjusted the initial amount reported as temporary equity. The Company and Sungevity have revised the disclosure on page F-70 in response to the Staff’s comment.

Notes to the Financial Statements, page F-38

General

29.	Deferred revenue represents approximately 27% of your total liabilities as of March 31, 2016. Please expand your disclosures to better clarify the material components of deferred revenue and correspondingly when you expect to record the revenue related to these deferred amounts.

Response: The Company and Sungevity have revised the disclosure on page F-47 in response to the Staff’s comment.

Pamela Long

U.S. Securities and Exchange Commission

September 29, 2016

Solar Energy Systems, page F-42

30.	In regards to U.S. Treasury 1603 grants and investment tax credits, please address the following:

•	Please disclose how your account for investment tax credits claimed related to your solar energy systems;

Response: In response to the Staff’s comment, we respectfully advise that Sungevity has not used the investment tax credits since fiscal year 2013. Sungevity, therefore, does not record any ITC tax credits on its balance sheets for the years 2014 and 2015, or the six months ended June 30, 2016.

•	Please provide a rollforward of activity related to these grants and investment tax credits to show the amounts that have been awarded each period, the amounts that have been recorded on your income statement each period, and the remaining balances at the end of each period; and

Response: We respectfully advise the Staff that, as mentioned above, Sungevity has not received any ITC grants since 2013. Sungevity has historically recorded grants at face value and the grant amounts are being amortized over 30 years on a straight-line basis. In response to the Staff’s comments, please find below a roll forward of activity related to the grants and investment tax credits for the years ended 2014 and 2015 and the six months ended June 30, 2016. The impact on the income statement is deemed to be immaterial.

Amortization of Grants Roll Forward Schedule
	Recorded in Current Period	Impact on Income Statement	Total Unamortized Grants
		(in millions)
2014	$0.0	$1.0	$27.4
2015	0.0	1.0	26.4
6/30/2016	0.0	0.5	25.9

•	Please disclose how you determine when a grant receivable related to government grants or investment tax credits should be recorded and correspondingly the amount to record, including if is a fixed percentage of the appraised fair market value of the system. Please clarify whether this appraised fair market value is the same as the price you buy or sell these systems. If not, please help us understand why there are differences.

Response: The Company advises the Staff that Sungevity has historically recorded the government grants or investment tax credits upon receipt and when the grants are adequately supported by engineering reports. The grants are then amortized over 30 years on a straight line basis.

The Company and Sungevity have expanded Sungevity’s disclosure under Note 3 on Pages F-43 and F-48 of the Registration Statement to clarify further the recording of the Treasury Grants Income.

Warranties and Performance Obligations, page F-44

31.	Please confirm that you have not made any guarantees to investors of your tax equity funds, including in terms of the returns that they will receive If so, please provide the disclosures required by ASC 460-10-50.

Response: The Company confirms that Sungevity has not made any guarantees of returns to investors of its tax equity funds.

Pamela Long

U.S. Securities and Exchange Commission

September 29, 2016

32.	In regards to the minimum solar energy production output guarantees disclosed, please also provide the disclosures required by ASC 460-10-50-4(b) regarding the maximum potential amount of future payments to be provided under the guarantees.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it has disclosed in its risk factors, the section entitled “Information about Sungevity,” the section entitled “Sungevity Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in the Notes to its Financial Statements that Sungevity may be liable for warranty and performance guarantee expenses. It has also disclosed that such payments related to performance guarantees in the years 2015 and 2016 and in the six months ended June 30, 2016 are insignificant. For example, in the six months ended June 30, 2016, Sungevity made performance guarantee payments in the amount of $15,973. These payments are deemed immaterial.

At each reporting period end, Sungevity assesses and recognizes, when applicable, the potential exposure from this guarantee obligation based on all the information available at that time, including a review of the expenses incurred historically. Sungevity believes that it is impossible to determine the maximum exposure under such performance guarantees. In order to determine maximum exposure, Sungevity would have to assume that all systems fail in unison or that there is no solar energy production in any system installed. Provided that there is no historical factual basis for this assumption, any disclosure of maximum exposure to investors would be meaningless and potentially misleading. Therefore, Sungevity has disclosed the extent of these payments in the last six months to provide investors with sufficient information as to the scope of the guarantee and magnitude of potential payments associated with such guarantee.

33.	Please clarify in your disclosures when warranty expense is recorded for your different customer arrangements. For example, please clarify when it is recorded in connection with your master sales agreements, including if it is upfront at the same time the revenue is recorded.

Response: The Company and Sungevity have revised the disclosure on pages F-45 and F-48 in response to the Staff’s comment.

Revenue Recognition, page F-45

34.	Please provide us with a summary of the key terms of your master sales agreements and other sales arrangements and an analysis of how you determined revenue is appropriately recognized up-front based on the criteria in SAB Topic 13.A. As part of your response, please discuss what your obligations are under these agreements to both the party with which you enter into the MSA agreement with and to the end user of the solar systems. It appears that you have primarily entered into MSA agreements with Sunrun, Kilowatt Financial, and now Kina-Ole. Please highlight any significant differences amongst these agreements.

Response: Sungevity has entered into master sales arrangements ("MSAs"), under which Sungevity provides the marketing, sales and installation services of residential and commercial solar systems for a system purchase price (the “MSA Price”). Sungevity has determined that revenue is appropriately recognized up-front on these sales of solar energy systems and of the MSA price based on the criteria in SAB Topic 13.A. Sungevity recognizes revenue when the following conditions are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectability is reasonably assured. For example, each of Sungevity’s MSAs with Sunrun, Kilowatt Financial and Kina-Ole contain various milestones pursuant to which Sungevity receives payment for a project. The milestone payments vary from one agreement to another beginning with an initial milestone payment at various points in customer engagement based on the finance partner and ending with a final milestone payment, in most instances, upon interconnection of solar energy systems to the electrical grid. Certain finance partners withhold a small portion of the payment (up to 2%) for certain calendar years following the interconnection of the solar energy system. Although the timing of the milestone payments varies from one MSA to another, under the terms of all MSAs the final milestone payment is paid on or prior to the solar energy system being interconnected to the grid. Sungevity records each of these milestone payments as deferred revenue when payment is received and records the payments as revenue when interconnection of the solar energy system is achieved. Sungevity submits to the Staff that the recognition of revenue at the time interconnection is achieved is appropriate since (a) persuasive evidence of an arrangement exists when the customer enters into the agreement with Sungevity or one of its finance partners, (b) delivery has occurred or services have been rendered when the panels are installed and interconnection is achieved, (c) seller's price is fixed or determinable at the time the customer enters into the agreement for the sale of the solar energy system and no later than when panels are installed on their residence or property, and (d) collectability is reasonably assured, often prior to connectivity when payment is received from the customer directly or through the finance partner pursuant to the MSA.

Pamela Long

U.S. Securities and Exchange Commission

September 29, 2016

In addition, under certain MSAs, Sungevity would also provide post-interconnection services for a fee to the finance partner and/or the customer, including monitoring of the solar system’s electrical production, customer billing and service or customary maintenance services to the customers to repair and maintain the solar system. These post-interconnection services have separate payment amounts associated with the service and separate obligations from the finance partners. The payments for these maintenance services are recorded separately from the revenue recorded on sale and are recognized as revenue at the time service is rendered and the corresponding payment is made.

In addition to the timing of the milestone payments discussed above, other terms in the MSAs vary, including different funding commitments from the finance partner, term of the MSA agreement, volume commitments from Sungevity, volume commitment penalties, termination rights and an obligation to sell assets to the finance partner that meet certain eligibility criteria such as FICO scores, territories, and approved vendor equipment. Sungevity respectfully advises the Staff that these differences in the terms of the various MSAs do not impact the revenue recognition analysis discussed above.

35.	On page 147, you discuss your Channel and Financing Partners. Please clarify in your disclosures how revenue related to arrangements with these partners is recognized. It is not clear if the terms of your arrangements with these partners impact how you record revenue.

Response: The Company respectfully directs the Staff’s attention to its response to Comment 34 and to the disclosure on pages F-46 through F-47 regarding Sungevity’s revenue recognition policies as they relate to its financing partners. The Company respectfully advises the Staff that Sungevity does not receive any revenue from its Channel Partners. It predominantly uses its Channel Partners for lead generation and any customer contracts resulting from such lead generation are treated in a manner similar to all other sales to customers directly or through Sungevity’s finance partners. Sungevity pays its Channel Partners for the lead generation services and neither receives nor recognizes revenue from such partners.

36.	Please tell us what consideration you gave as to whether your customer arrangements have multiple deliverables pursuant to ASC 605-25. Your disclosures on page 8 refer to design, financing, installation and maintenance of solar energy systems.

Response: The Company respectfully advises the Staff that as previously discussed in response to Comment 34, Sungevity’s primary deliverable is the sale of the solar energy system at interconnection. Although Sungevity monitors its solar energy systems sold for performance and production output, any maintenance obligations are either assigned to a financing partner or conducted pursuant to contracts with such financing partners and not as a part of the sale of the solar energy system.

Pamela Long

U.S. Securities and Exchange Commission

September 29, 2016

Note 12. Borrowings, page F-58

37.	We note that you were not in compliance with certain financial reporting covenants related to the Hercules Loan Agreement and obtained a waiver from the lender specifically related to submitting certain financial statements and debt compliance certificates. For each waiver provided, please disclose the terms of the waiver, including how long the terms of the covenants were specifically waived. Please also disclose the specific terms of any significant financial covenants to which you are subject with any required ratios/amounts, including the actual ratios/amounts as of each reporting date. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

Response: The Company and Sungevity have revised the disclosure on page F-62 in response to the Staff’s comment.

Note 20. Commitments and Contingencies Other

Commitments, page F-75

38.	We note that you entered into a transaction agreement with a third party which outlines both parties’ intent to participate in investment vehicles which will purchase solar energy systems. Please disclose how you intend to account for your participation in these investment vehicles. Please also disclose the circumstances which led to you having to release the amounts held in escrow pursuant to the agreement.

Response: The Company and Sungevity have revised the disclosure on page F-80 in response to the Staff’s comment.

Exhibit 23.2

39.	Please provide a currently dated consent from your auditors that refers to the appropriate report date. In this regard, we note that the consent provided in the Form S-4 refers to a report date of March 30, 2015.

Response: The Company has filed as Exhibit 23.2 a corrected auditor’s consent in response to the Staff’s comment.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to me at (212) 918-3030, Lillian Tsu at (212) 918-3599 or John H. Booher at (650) 463-4026.

Very truly yours,

/s/ Alexander B. Johnson
Alexander B. Johnson Hogan Lovells US LLP

cc:	Mr. Eric Colandrea, Easterly Acquisition Corp.
Mr. Andrew D. Thorpe, Orrick, Herrington& Sutcliffe LLP